March 5, 2020

David Comeau
Chief Executive Officer
Pelican Delivers, Inc.
3100 Bucklin Hill Road, Suite 220
Silverdale, WA 98383

       Re: Pelican Delivers, Inc.
           Registration Statement on Form S-1
           Filed February 11, 2020
           File No. 333-236368

Dear Mr. Comeau:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed February 11, 2020

Prospectus Cover Page, page 2

1. We note your disclosure that selling shareholders may sell their shares at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We note that your shares will not be quoted on an existing trading market when you go effective for purposes of conducting an at the market offering under Rule 415. Your prospectus should therefore be revised to set a fixed price at which the selling shareholders will offer and sell their shares until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and
 David Comeau
Pelican Delivers, Inc.
March 5, 2020
Page 2
         thereafter at prevailing market prices or privately negotiated prices. See Schedule A, Item
         16, of the Securities Act and Item 501(b)(3) of Regulation S-K. Please make the appropriate revisions on the front cover page of the prospectus, summary and plan of distribution sections.
Prospectus Summary
The Company, page 4

2. Please prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern. In addition, please disclose that your status as a development stage company, means that you have no or limited active business operations, no revenues, and no significant assets. Further, please disclose the amount of funding you will need to raise over the next 12 months to continue in business.
Selling Shareholders, page 5

3. In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder its, his or her relationship to the registrant within the last three years and the amount and (if one percent or more) the percentage of the class to be owned by such selling shareholder after completion of the offering.
Emerging Growth Company Status, page 6

4. We note your disclosure here that you are choosing to "opt out" of the extended transition period for complying with any new or revised financial accounting standards. However, the box indicating the election not to use the extended transition period on the front page of Form S-1 is not marked. Please reconcile your disclosures.
Risk Factors, page 7

5. Please include a risk factor discussing the risks to investors relating to the officers and directors owning a majority of your common stock. For example, disclose that their voting control allows them to elect all board members and control the company's management and affairs. In addition, in the second risk factor on page 14, please disclose the number of hours per week that your officers and directors are likely to devote to your business, or state that you do not know how much time your officers and directors are likely to devote to your business.
Use of Proceeds for the Sale of Company Shares, page 19
FirstName LastNameDavid Comeau
6. It appears that you have no specific plan for your use of proceeds. Please revise your
Comapany NamePelican Delivers, Inc. reasons for the offering. Please refer to
Item 504 of
       disclosure to discuss the principal
March Regulation S-K.
       5, 2020 Page 2
FirstName LastName
 David Comeau
FirstName LastNameDavid Comeau
Pelican Delivers, Inc.
Comapany NamePelican Delivers, Inc.
March 5, 2020
March 5, 2020 Page 3
Page 3
FirstName LastName
Description of Business
Overview, page 25

7. According to your disclosure in this section, you own and operate an online, web-enabled, mobile application cannabis delivery system. However, your risk factor disclosure refers to your "proposed delivery application" and the fact that you are "licensing a new technology which has not been fully tested and released to the public." Please ensure that your disclosure reflects the present status of your operations. In this regard, as it appears that you are still in the developmental stage of your operation, please revise your disclosure to discuss in more detail the steps needed to develop and complete your business and marketing plan, including quantifying the estimated cost for each step needed to develop and complete your plan. Additionally, since your offering is a best efforts offering with no minimum, you should explain how the money you raise will be spent if you raise less than the full amount, including whether you would simply slow or stop progressing through your plan in order to reduce your costs to match the funds raised, whether certain steps in your plan would receive priority over others, and whether and at what point you would seek funds from other sources.
Revenue Model, page 27

8. We note that you will be charging four service fees. Please clarify your disclosure to state whether you have contracted with any dispensaries and/or drivers under your revenue model. In this regard, we note that your two largest shareholders own and operate dispensaries. Please discuss the commercial relationship between the Company and
         Better Buds.
Exhibits

9. Please file as exhibits the subscription agreement and legal opinion. Refer to Item 601(b)
         of Regulation S-K.
General

10. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Update the associated financial information in applicable sections of the filing as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David Comeau
Pelican Delivers, Inc.
March 5, 2020
Page 4

        You may contact Stephen Kim, Staff Accountant at 202-551-3291 or Lyn Shenk,
Accounting Branch Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.



FirstName LastNameDavid Comeau                              Sincerely,
Comapany NamePelican Delivers, Inc.
                                                            Division of
Corporation Finance
March 5, 2020 Page 4                                        Office of Trade &
Services
FirstName LastName